FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA AND SHIONOGI
SETTLE ARBITRATION AND
EXTEND LICENCE AGREEMENT FOR CRESTOR®

AstraZeneca and Shionogi & Co. Ltd. today announced the full resolution of arbitration proceedings related to the treatment of certain excise taxes and other specific items in the calculation of royalties on CRESTOR® sales. In addition, AstraZeneca and Shionogi & Co. Ltd. announced the extension of the global licence agreement for CRESTOR® and the modification of the royalty structure, effective 1 January 2014.

The new agreement provides greater certainty for each of the parties in terms of the quantum of royalties due under the agreement and the period over which they will be payable.

Under the revised terms of the agreement, the structure of royalty payments from AstraZeneca to Shionogi has been modified to reduce the effective royalty rate in 2014-2015; the amount of this royalty rate reduction will be a low single-digit number.

The agreement will extend the period of royalty payments from 2016 to 2023, guaranteeing a fixed minimum annual royalty to Shionogi from 2014 until 2020 in the low hundreds of millions of dollars while also providing for maximum royalty payments during the period 2016 to 2020 inclusive.

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries

Esra Erkal-Paler +44 20 7604 8030 (UK/Global)
Vanessa Rhodes +44 20 7604 8037 (UK/Global)
Ayesha Bharmal +44 20 7604 8034 (UK/Global)
Jacob Lund +46 8 553 260 20 (Sweden)

Investor Enquiries

Karl Hård +44 20 7604 8123 mob: +44 7789 654364
Colleen Proctor +1 302 886 1842 mob: +1 302 357 4882
Anthony Brown +44 20 7604 8067 mob: +44 7585 404943
Jens Lindberg +44 20 7604 8414 mob: +44 7557 319729

27 December 2013

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 December 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary